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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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hours per response......	12.00

SEC FILE NUMBER

8- 48776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/09___ AND ENDING ___9/30/10___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alton Securities Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2410 STATE STREET
(No. and Street)

ALTON	IL	62002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC
(Name – if individual, state last, first, middle name)

260 CHESTERFIELD INDUSTRIAL BLVD	ALTON	IL	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

2/15

OATH OR AFFIRMATION

I, __DENNIS ROSE__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Alton Securities Group, Inc.__ , as of __SEPTEMBER 30__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
SUSAN E EPPEL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/16/14

_____
Signature

TREASURER
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALTON SECURITIES GROUP, INC.

FINANCIAL STATEMENTS AND REPORTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2010



HOLT and

PATTERSON
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

ALTON SECURITIES GROUP, INC.
TABLE OF CONTENTS
SEPTEMBER 30, 2010



HOLT &

PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Alton Securities Group, Inc.
Alton, IL

We have audited the accompanying statement of financial condition of Alton Securities Group, Inc. (a Corporation) as of September 30, 2010 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of American. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alton Securities Group, Inc. as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information located on pages 9-12 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Holt & Patterson, LLC
November 16, 2010

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101



HOLT &

PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

Independent Auditors Report on
Internal Control Required by SEC Rule 17a-5

November 16, 2010

The Board of Directors
Alton Securities Group, Inc.
Alton, IL

In planning and performing our audit of the financial statements and supplementary schedules of Alton Securities Group, Inc. (the Company) for the year ended September 30, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provided assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Security and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may be inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted not matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses ad defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

ALTON SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS

Current Assets:		
Cash and Cash Equivalents	$	87,276
Deposit with Clearing Broker		50,000
Receivable from Clearing Broker		87,131
Receivable from Others		2,196
Refundable Income Tax - State		389
Prepaid Insurance		870
Total Current Assets		227,862
Fixed Assets:		
Furniture and Equipment, at Cost, Less		
Accumulated Depreciation of $37,138		343
Other Assets:		
Rent Deposit		500
Total Assets	$	228,705

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable	$	47,165
Accrued Payroll		27,414
Federal Income Tax Payable		10,799
State Income Taxes Payable		1,882
Payroll Taxes Payable		873
Deferred Tax Liability - Federal		38
Deferred Tax Liability - States		13
Total Current Liabilities		88,184
Subordinated Borrowings:		
Notes Payable to Stockholders		29,800
Total Liabilities		117,984
Stockholders' Equity:		
Common Stock, Class A, $100 Par Value, Authorized 2,250		
Shares, Issued and Outstanding 1,052 Shares		105,200
Common Stock, Class B, $100 Par Value, Authorized 15,000		
Shares, Issued 301 Shares, Outstanding 0 Shares		30,100
Treasury Stock, Class B, $100 Par Value, 301 Shares, At Cost		(30,100)
Additional Paid-In Capital		19,241
Retained Earnings (Deficit)		(13,720)
Total Stockholders' Equity		110,721
Total Liabilities and Stockholders' Equity	$	228,705

See Accountant's Report and Notes
Holt and Patterson, LLC

4

ALTON SECURITIES GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Revenues:	
Commissions and Fees	$ 1,420,858
Interest Income	87,189
Total Revenues	1,508,047
Expenses:	
Employee Compensation and Benefits	166,007
Commissions - Employees	162,354
Contractual Commissions	588,980
Communications/Informational Systems	298,802
Occupancy and Equipment Rental	31,200
Interest	1,788
Taxes, Other than Income Taxes	20,965
Advertising	26,160
Depreciation	80
Fines	192
Insurance	17,571
License and Fees	13,318
Professional Fees	24,353
Travel and Entertainment	23,622
Telephone	10,947
Repairs and Maintenance	645
Supplies	11,709
Subscriptions	20,106
Utilities	24,707
Other Operating Expenses	5,536
Total Expenses	1,449,042
Income (Loss) Before Income Taxes	59,005
Provision (Benefit) for Income Taxes, Including Net Deferred Taxes of $2,050	16,178
Net Income (Loss)	$ 42,827
Earnings (Loss) Per Share of Common Stock	$ 40.71

ALTON SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2010

| | Common Stock | | | | Treasury Stock | | Additional | Retained | Total |
| | Class A | | Class B | | Class B | | Paid-in | Earnings | Stockholders' |
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Equity
Balances, Beginning of Year	1052	$ 105,200	301	$ 30,100	301	$ (30,100)	$ 19,241	$ (56,547)	$ 67,894
Net Income (Loss)								42,827	42,827
Balances, End of Year	1052	$ 105,200	301	$ 30,100	301	$ (30,100)	$ 19,241	$ (13,720)	$ 110,721

ALTON SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN
SUBORDINATED BORROWINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Subordinated Borrowings, Beginning of Year	$ 29,800
Increases:	
Issuance of Subordinated Notes	0
Decreases:	
Payment of Subordinated Notes	0
Subordinated Borrowings, End of Year	$ 29,800

ALTON SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Cash Flows From Operating Activities:	
Net Income (Loss)	$ 42,827
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by	
Operating Activities:	
Depreciation	80
Net Deferred Taxes	2,050
(Increase) Decrease in Operating Assets:	
Receivable from Clearing Broker	14,579
Receivable from Others	(2,196)
Refundable Income Taxes - Federal	7,954
Refundable Income Taxes - State	(389)
Prepaid Insurance	2,457
Prepaid State Income Taxes	1,388
Prepaid Federal Income Tax	700
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(14,406)
Accrued Payroll	914
Payroll Taxes Payable	(761)
Federal Income Tax Payable	10,799
State Income Taxes Payable	1,882
Net Cash Provided (Used) by Operating Activities	67,878
Net Increase (Decrease) in Cash, Cash Equivalents, and Deposits with Clearing Broker	67,878
Cash, Cash Equivalents, and Deposits with Clearing Broker:	
Beginning of Year	69,398
End of Year	$ 137,276
Supplemental Disclosures:	
Interest Paid	$ 1,788

ALTON SECURITIES GROUP, INC.
Notes to Financial Statements
For the Year Ended September 30, 2010

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Alton Securities Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois corporation with headquarters in Alton, Illinois and operating throughout the United States. The broker-dealer's primary source of revenue is commissions from providing brokerage services to customers who are small businesses and individuals.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer.

Basis of Accounting

The accompanying financial statements are presented in accordance with the accrual basis of accounting.

Securities Transactions and Commissions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income Taxes

The amount of current and deferred tax assets and payables or refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

Depreciation

Depreciation is provided on a straight-line basis using the estimated useful lives as follows:

	Years	Cost	Accumulated Depreciation
Furniture and Equipment	3-10	$ 32,964	$ 32,621
Signage	5	4,516	4,516
		37,480	$ 37,137
Less Accumulated Depreciation		(37,137)	
Net Property and Equipment		$ 343	

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Concentrations of Cash

The Company at times during the year had cash deposits which exceeded $250,000 in multiple accounts in one bank. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 of funds at member banks.

NOTE 3: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, accordingly, no reserve account is required.

NOTE 4: RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company clears its transactions through RBC Capital Management on a fully disclosed basis. At year end, the amount receivable from clearing broker is $87,131; no amounts are due to the clearing broker.

NOTE 5: SUBORDINATED BORROWINGS

The borrowings under subordination agreements originally dated September 30, 1996, and extended on July 8, 2004, are listed below.

Subordinated notes, 6 percent, due July 15, 2011 $29,800

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2010, the Company had net capital of $136,512 which was $86,512 in excess of its required net capital of $50,000. The Company's net capital ratio was .65 to 1.

NOTE 7: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined with FASB Statement 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Prior	Total
Federal	$ 11,337	$ 262		$ 11,599
State	2,791	1,788		4,579
	$ 14,128	$ 2,050	$ 0	$ 16,178

Deferred income tax assets and liabilities are principally applicable to differences in tax and book depreciation and net operating loss carry forwards. Net deferred income tax liability is $50 as of September 30, 2010.

	Deferred Tax Asset	Deferred Tax Liability	Net Deferred Tax Liability (Assets)
Federal		$ 38	$ 38
States		12	12
	$ 0	$ 50	$ 50

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected Income Tax Expense (Refund) at U.S. Statutory Tax Rate	$ 8,851
The effect of:	
Nondeductible Expenses	2,748
Income Tax Expense (Benefit)	$ 11,599

NOTE 8: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing net income by the weighted average number of common shares outstanding for the year (1,052 shares). Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

NOTE 9: PENSION PLAN

The Company adopted a SIMPLE - IRA plan effective September 1, 1997. Any employee who has received at least $5,000 in compensation is eligible to contribute to this plan. The plan calls for the Company to make matching contributions towards employee contributions. The contribution matches dollar for dollar up to three (3) percent of compensation. The Company has no future liability beyond the match. Pension expense for the year amounted to $7,862.

NOTE 10: <u>USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 11: <u>LEASE COMMITMENTS</u>

The Company leases office space under a lease agreement. The lease agreement expires August 31, 2011 and continues month to month. The lease agreement calls for lease payments of $2,500 per month and the associated cost of insurance. Lease payments totaled $30,000 for the year. The office space is leased from a related company which is owned by the same stockholders as the Company.

The Company leases postage equipment under a 63 month agreement expiring February, 2014. The Company pays quarterly rental payments of $395. Payments under this lease totaled $1,945 for the year.

At year end, the future minimum lease payments under the terms of the various leases are as follows:

Year Ending September 30,	Amount
2011	$ 29,080
2012	1,580
2013	1,580
2014	395
	$ 32,635

NOTE 12: <u>RELATED PARTY TRANSACTIONS</u>

The Company has a related company (Alton Capital Management, Inc.) which is owned by the same owners as the Company. Alton Capital Management, Inc. derives its revenues from investment advisory services. The Company receives administration fees from Alton Capital Management, Inc. During the year, the Company received $76,610 in administration fees.

See Note 11 for related party transactions relating to rent.

NOTE 13: <u>ADVERTISING COST</u>

Non-direct-response advertising costs are expensed in the year incurred. This amount totaled $26,160 during the year. The Company did not incur any direct-response advertising cost during year.

NOTE 14: <u>ACCOUNTING FOR UNCERTAIN TAX POSITIONS</u>

Effective October 1, 2009 the Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions". This standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flow. The tax years of 2006 to 2009 remain subject to examination by the taxing authorities.

NOTE 15: <u>DATE OF MANAGEMENT REVIEW</u>

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 16, 2010, the date of the management representation letter and the date the financial statements were available to be issued.

ALTON SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2010

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital:	$ 110,721
Add:	
Subordinated Borrowings Allowable in Computation of Net Capital	29,800
Total Capital and Allowable Subordinated Borrowings	140,521
Deductions and/or Charges:	
Non-Allowable Assets:	
Furniture and Equipment (Net)	343
Other Assets	3,666
Total	4,009
Total Net Capital	$ 136,512

AGGREGATE INDEBTEDNESS

Items Included in the Statement of Financial Condition	
Accrued Payroll	$ 27,414
Accounts Payable	47,165
Other Accrued Expenses	873
Total Aggregate Indebtedness	$ 88,133

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 50,000
Excess Net Capital at 1500%	$ 132,105
Excess Net Capital at 1000%	$ 127,698
Ratio: Aggregate Indebtedness to Net Capital	0.65 to 1

There is no material difference from the Company's computation and Part II of Form X-17A-5(a) on September 30, 2010.